CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

July 13, 2010

Jeffrey P. Riedler, A. D.
U.S. Securities and Exchange Commission
1000 F Street, N.E.
Washington, D.C. 20549

Re:          Phyhealth Corporation
Amendment No. 3 to
Registration Statement on Form S-1 Filed November 3, 2009
File No. 333-163076

Dear Mr. Riedler:

This firm has acted as securities counsel for Phyhealth Corporation (the “Registrant”), a Delaware corporation, generally since June 2007 and specifically in connection with the registration under the Securities Act of 1933, as amended, of Series A Convertible Preferred, Series B Convertible Preferred and the underlying shares of common stock of par value $0.0001 per share, being spun-off pursuant to the Registration Statement to shareholders of Physicians Healthcare Management Group, Inc., the parent of Registrant.  Such Shares are as described in the Registration Statement filed November 13, 2009 on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 and as amended December 13, 2009 via Pre-Effective Amendment No. 1; Pre-Effective Amendment No. 2 filed May 17, 2010 and Pre-Effective Amendment No. 3 being filed today (the “Registration Statement”), proposed to be distributed by the Registrant pursuant to the referenced Registration Statement.

In response to the staff’s current June 14, 2010 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments.  Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 3 being filed concurrently on EDGAR.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 2	July 13, 2010

This Pre-Effective Amendment No. 3 reflects cumulative changes since P.E. No. 2 was filed May 17, 2010.  This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 2 (two marked and two unmarked and being filed concurrently with the SEC) including financials.

For the convenience of the Staff, we have reproduced the Staff’s comments from the Comment Letter In italics.  The responses to those Comments immediately follow the reproduced Staff comments.  In addition to submitting this letters simultaneously herewith, we are sending you via messenger two (2) copies of this letter being filed overnight as Correspondence on EDGAR.  The associated Pre-Effective Amendment No. 2 to the Form S-1 is attached and, to facilitate your review, the hard copies provided have been done on a tracked changes basis to reflect cumulative changes since the original filing.

Cover Page

1.
We note your response to our prior comment 3 and reissue the comment. The information in the registration fee table is still not yet reconciled with the information in the first page of your prospectus. The fee table only relates to the registration of common stock, while the first page of your prospectus indicates that you are registering shares of common stock, Series A Preferred Convertible shares and Series B Preferred Convertible shares, If your fee table is correct and you are only registering shares of common stock, please revise the information in the first page of your prospectus to clarify that fact. On the other hand, if the information in the first page of your prospectus is right and you are also registering Preferred Convertible shares, then each security (for example, shares of common stock, shares of common stock underlying options, Series A Preferred Convertible shares and Series B Preferred Convertible shares) needs to be identified in a separate line of the fee table.

Response to Comment 1:  Footnote disclosures, based on my July 8 conversation with Mr. Abero, now reflect the several classes of securities convertible into common.

Prospectus Cover Page

2.
We note your response to our prior comment 7 and reissue the comment. We were unable to find where you revised your disclosure to indicate that following the spin-off PHYH will have no business, assets or liabilities, other that the equity interest in the newly spun-off Phyhealth. Please revise your disclosure accordingly.

Response to Comment 2:  Requested revisions have been incorporated.

3.	We note your response to our prior comment 8. Please delete the first sentence in the second paragraph that indicates that after the spin-off PHYH will be an independent, publicly traded company.

Response to Comment 3:  Requested revisions have been incorporated.

4.
We note our prior comment 9 and reissue the comment. It does not appear that any revisions were made in response to this comment. Please delete the reference to the $10,000,000 offering or, in the alternative, clarify that such offering would need to be registered using a separate registration statement rather than a post-effective amendment.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 3	July 13, 2010

Response to Comment 4:   Requested revisions have been incorporated.

Prospectus Summary

5.
We note our prior comment 12 and reissue the comment. It does not appear that any revisions were made discussing how fractional shares will be treated in connection with the 1 for 50 spin-off Please revise your disclosure in the prospectus summary and in more detail in "The Spin-Off' section.

Response to Comment 5:  Requested revisions have been incorporated.

6.	We note our prior comment 13 and reissue the comment. It does not appear that you have included a summary of the risk factors in the prospectus summary section. Please revise accordingly.

Response to Comment 6:  Requested revisions have been incorporated.

7.	We note our prior comment 14 and reissue the comment. It does not appear that you have included a summary of the reasons for the spin-off in your prospectus summary section. Please revise accordingly.

Response to Comment 7:  Requested revisions have been incorporated.

Risk Factors, page 9 General

8.
We note our prior comment 15 and reissue the comment. Please delete the sentences "[a]dditional risks and uncertainties not currently known to Phyhealth or PHYH, or risks that currently are deemed immaterial may also impair our business" and "[t]he following are representative of those risks. Such summary is not intended to be exhaustive of risks that are or may become relevant." It is not appropriate to refer to risks that are not described.

Response to Comment 8:  Requested revisions have been incorporated.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 4	July 13, 2010

Separation  Agreement May Limit Phyhealth's Competitive Potential..., page 9

9.
We note our prior comment 17 and reissue the comment. Please identify the agreements that Phyhealth has entered into in connection with the spin-off that may require Phyhealth's business to be conducted differently than previously conducted. Please provide the nature of these agreements and specify how they may require Phyhealth's business to be conducted differently.

Response to Comment 9:  No such agreements exist, the references being inappropriately incorporated in the review process.  Accordingly, such discussion has been deleted.

Separate But Overlapping, At Least Initially..., page 11

10.	Please revise the heading for this risk factor so that it clearly describes the nature of the risk.

Response to Comment 10:  Requested revisions have been incorporated.

11.
We note our prior comment 20 and reissue the comment. Please delete the words "While unlikely." It is not appropriate to include mitigating language in your risk factor.  Any sale of stock by existing shareholders ld depress..., page 20

Response to Comment 11:  Requested revisions have been incorporated.

12.
We note our prior comment 23 and reissue the comment. Please delete the reference to PHYH becoming a reporting company. PHYH will not become a reporting company by means of this registration statement. Please revise your disclosure to clarify.

Response to Comment 12:  Requested revisions have been incorporated.

The Spin-Off, page 19
Impact on price/market capitalization, page 19

13.	We note our prior comment 25 and reissue the comment. Please revise your paragraph to disclose that there is no guarantee that the stock price of Phyhealth will be enhanced.
Response to Comment 13:  Requested revisions have been incorporated.

14.	We note our prior comment 26 and reissue the comment. Please delete your parenthetical reference to management's belief that the stock price will be enhanced “perhaps by a factor of 50.”

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 5	July 13, 2010

Response to Comment 14:  Requested revisions have been incorporated.

15.
We note our prior comment 27 and reissue the comment. Please delete the statement that as a result of the restructuring PHYH shareholders will have greater value in the operations of Phyhealth. At most, shareholders will see the per share price of the stock increase, but they will also own a significantly smaller number of shares. Nevertheless, there is no guarantee that the price of the Phyhealth shares will be enhanced.

Response to Comment 15:  Requested revisions have been incorporated.

16.
We note our prior comment 28 and reissue the comment. You state that PHYH will be a publicly reporting and trading company. PHYH will not become a publicly reporting company because of the effectiveness of this registration statement filed by Phyhealth. Please revise your disclosure.

Response to Comment 16:  Requested revisions have been incorporated.

Other Considerations, page 22

17.
We note our prior comment 31 and reissue the comment. Please expand your description of the potential risks and consequences of the spin-off. This section should be just as prominent as the description of the benefits of the spin-off.

Response to Comment 17:  Requested revisions have been incorporated.

The Spin-off of Phyhealth, page 22

18.
We note our prior comment 32 and reissue the comment. We note the last sentence in the first paragraph of this section. That sentence appeaxs no to state that for every one share of PHYH held on the spin-off date, the holder will receive one share of Phyhealth common or preferred stock. This is inconsistent with the pro-rata distribution describe elsewhere. Please revise to eliminate the apparent inconsistency.

Response to Comment 18:  Requested revisions have been incorporated.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 6	July 13, 2010

Related Party Transactions. page 25

19.	We note our prior comment 34 and reissue the comment. Please delete your reference to "prospective investors" and "subscribing for Shares," as this registration statement is intended for existing shareholders of PHYH only.

Response to Comment 19:  Requested revisions have been incorporated.

20.           Please expand your disclosure to describe in this section all related party transactionswith PHYH, Nutmeg, Richard and Randall Goulding.

Response to Comment 20:  Requested revisions have been incorporated.

21.
We note our prior comment 47 and reissue the comment. Please delete the language starting with ", AND THERE CAN BE NO ASSURANCE THAT INVESTORS IN THIS OFFERING..." all the way through the end of that paragraph. This prospectus is providing information to holders of PHYH who will be issued Phyhealth shares, and it is not an offering document seeking new investors.

Response to Comment 21:  Requested revisions have been incorporated.

Key Corporate Management, page 40

22.
We note our prior comment 48 and reissue the comment in part. Item 401(e) of Regulation S-K requires for each director and executive officer disclosure of each person's principal occupation and employment during the past five years, and the names and principal business of any corporation or other organization in which such occupations and employment were carried on. Please revise your disclosure in order to clearly identify the required information for the past five years. In addition, as required under 401(e), please briefly discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director, in light of your business and structure.

Response to Comment 22:  Requested revisions have been incorporated.

Executive Compensation, page 41

23.	We note our prior comment 49 and reissue the comment in part. Please revise your compensation disclosure so it provides the tabular disclosure required by Item 402 of Regulation S-K.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 7	July 13, 2010

Response to Comment 23:  Requested revisions have been incorporated.

24.
Notwithstanding that the targets were not reached, please revise your disclosure to quantify the revenue and EBITDA targets established for salary increases and the gross revenue, revenue growth and net income targets established for annual incentive bonuses for the prior year that are provided for in the employment agreements.

Response to Comment 24:  Requested revisions have been incorporated.

Security Ownership By Beneficial Owners Management page 42

25.
We note our prior comment 50. Despite your response, we note that the table now appearing on page 42 has not been deleted. Please delete the table appearing on page 42 as it does not appear to provide all the information required by Item 403 of Regulation S-K and is repetitive of the information starting on page 48.

Response to Comment 25:  Requested revisions have been incorporated.

Selected Financial Data, page 43

26.
Please refer to footnote 1 to Common and Common Equivalent Shares Outstanding. Please revise to disclose PHYH's historical net loss per share and • weighted average number of common shares outstanding for each period presented. Present pro forma net loss per share data only for the latest fiscal year and interim period pursuant to Rule 8-03 of Regulation S-X.

Response to Comment 26:  Requested revisions have been incorporated.

Results of Operations, page 44

Year ended December 31 2009 compared to Year ended December 31 2008 .page 44

27.
Please refer to your discussion of consulting and professional fees. Revise your disclosure to clarify that that the subsequent amendment was a pre-effective amendment and not a post effective amendment.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 8	July 13, 2010

Response to Comment 27:  Requested revisions have been incorporated.

28.
We note our prior comment 53 and reissue the comment. You disclose that the information provided is based on "filings made under the Exchange Act by or on behalf of the shareholders. Since PHYH is not a reporting company, it is not clear why your disclosure refers to filings made under the Exchange Act. Please revise.

Response to Comment 28:  Requested revisions have been incorporated.

29.
We note our prior comment 54 and reissue the comment. Please revise your beneficial ownership table to identify the natural persons that have sole or shared voting or investment power over the security holders that are not natural persons.

Response to Comment 29:  Requested revisions have been incorporated.

Preferred Stock of Phyhealth page 53

30.           We note our prior comment 56 and reissue the comment. Please expand your disclosureto describe the material terms of your Series A and Series B preferred stock.

Response to Comment 30:  Requested revisions have been incorporated.

Financial Statements General

31.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

Response to Comment 31:  Requested revisions have been incorporated.

Physicians Healthcare Management Group, Inc.
Consolidated Financial Statements, page F-11
Notes to Consolidated Financial Statements, page F-19

Note 3. Acquisition of Phyhealth goodwill and Other Assets page F-25

32.
Based on your response to comment 59 it appears that the cost of the assets acquired were not allocated based on their relative fair value. Please tell us how your allocation of cost complies with ASC 805-50-30-3. In your response explain to us how you determined the fair value of Underwriters, each asset purchased or liability assumed, and the non-controlling interest in the transaction using the measurement guidance in ASC 820, including the specific valuation method used and related assumptions. Also, explain to us how you complied with ASC 80510-25-10, a business combination achieved in stages. In addition, tell us if you considered whether any intangible assets existed that were not previously recorded in Underwriter's financial statements such as the long-term management agreement with Physhield. Refer to ASC 805-20-25-4.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 9	July 13, 2010

Response to Comment 32:

Management did review the appropriate sections of ASC 805 in determining its accounting for the acquisition of an additional 42.5% of Underwriters and its accounting for the acquisition of certain assets sold to PHYH by Atlas (seller).

With regard to the valuation of Underwriters stock purchase, we reviewed the valuation guidance and had determined that all recorded assets and liabilities of Underwriters on the acquisition date of February 27, 2009 were short term monetary assets and liabilities.  As such, the book value of these assets and liabilities was determined to approximate the fair value of these assets and liabilities.  We then evaluated whether there were other assets or liabilities apart from Goodwill with or without a recorded value that would need to be recorded at fair value.  Such assets may arise from contractual or legal rights or if separable from the acquired entity or other rights and obligations.  The only asset that met this criterion was the management agreement with Physhield. Although we believe that our management team is also an asset, an assembled workforce does not meet the definition above as an asset apart from Goodwill.   In determining the value of the management agreement we reviewed what the benefits of such agreement would provide to us and we reviewed what method should be used to value such an agreement.  The benefits of the management agreement are a potential revenue stream from acting as Attorney-in-Fact for Physhield.  Therefore the most appropriate method to value such a contract would be the present value of future cash flows.  Since Physhield is a start-up company with no revenues, has not enrolled any doctor groups, and was not in any serious negotiations to establish any such relationships, any projection of future positive cash flows from the management agreement would be purely hypothetical with real no basis for such projection.  Therefore, we determined that the management agreement had a value of zero.

With regard to ASC 805-10-25-10 we did evaluate the effects of a business combination achieved in stages.  The result of this accounting is that we revalued our pre-acquisition 50% interest in Underwriters to fair value and recognized the difference between that fair value and the book value as a gain.  We had determined that as a start-up company with no revenues, a management agreement with no value and with a negative net worth, that the value of the Underwriters entity was de minimis.  Therefore we used a nominal estimated value of $500 (organizational costs).  We could have just used zero but such difference is not material.  Our recorded 50% investment in Underwriters totaled $250 under the equity method had, as of February 27, 2009, been written down to zero.  Therefore the fair value of $250 of our 50% interest prior to the February 27, 2009 acquisition (i.e. $500 * 50%) less the zero book value, produced a gain of $250 which was recorded on February 27, 2009 as part of our purchase accounting.  We recorded our investment in Underwriters of $212 and minority interest of $38 (i.e. $250 less $212 or $500 * 7.5%) and pushed-down to Underwriters books the purchase accounting differential as goodwill of $487,320 as required under SAB Topic 5J.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 10	July 13, 2010

33.
Please refer to your response to comment 39 regarding the intercompany assets considered to be acquired assets. In accordance with ASC 805-20-25-2, please explain to us how the assets acquired totaling $230,156 and the corresponding liabilities due to PHMG from Underwriters meets the definition of an asset or liability under FAS CON 6.

Response to Comment 33:

In response to your questions, we reviewed ASC 805-20-25-2 and FASB Concept Statement 6.

ASC 805-20-25-2 prohibits the recognition of a liability for costs it expects to incur, or an asset for benefits it expects to receive, if there is no legal obligation to pay the debt or right to receive as of the date of the transaction.  The example used in ASC 805-20-25-2 describes costs expected to be paid to employees, but that are not required to be paid by the acquiring entity at the date of the transaction.  Because there is no obligation to the acquiring entity to pay those cost, the costs are not recognized as of the date of the transaction but are recognized immediately after the transaction due to the entities expectation to pay the employees the costs under consideration.

It the case of the debt owed by Underwriters to PHYH, there is in fact a legal obligation to repay the funds owed to Atlas prior to the transaction and to PHYH subsequent to the transaction.  This debt/asset between these parties is not a payment for services in the future, but is a repayment of the assets transferred to Underwriters well before the transaction on February 27, 2009.  The legal obligation to pay and the legal right to receive these funds is present before, during and after the transaction.

Regarding FAS Concept statement 6, we considered these items from the perspective of each legal entity (PHYH and Underwriters).  According to FAS Concept Statement 6:

•	Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

•
Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 11	July 13, 2010

Asset – The loan and interest receivable were certainly assets to Atlas prior to its purchase by PHYH.  We don’t believe the purchase transaction changes the characterization of the right to receive these funds just because it is owned by a different legal entity.  Also, as noted in our prior response, the fact that the assets of PHYH and liabilities of Underwriters eliminate against each other in consolidation (after the purchase of the additional 42.5% of Underwriters), does not diminish the economic value or change the character of these assets.

Liability – The liability to repay a loan and related accrued interest is indeed a liability of Underwriters, and has been historically recorded as such because they were, and continue to be, a probable future sacrifices arising from present obligations.  The ownership structure, or change in such ownership structure of an entity (e.g. 50%/50% split between Atlas and PHYH prior to February 27, 2009 and 7.5%/92.5% after February 27, 2009), does not influence the definition of a liability or the nature of this obligation.

Both PHYH and Underwriters are separate legal entities, and have a right to receive and an obligation to pay the debt in question.  Especially considering that there is a minority ownership interest (Atlas) of 7.5%, removal or reducing that right/obligation would not be equitable to the minority interest.   Management has determined that such economic benefits and sacrifices are probable with respect to each legal entity.  Management of PHYH has not, and does not intend to forgive the liabilities of Underwriters that are due to PHYH.

As an example, if in the future PHYH determined to sell its interest in Underwriters or a portion thereof, they would still hold assets of loan and interest receivable ($230,136) from a then third party, Underwriters and Underwriters would still have a legal obligation to pay such liabilities. The valuation of such assets to PHYH would become a separate issue.

Furthermore, we reviewed SAB Topic 5J as an analogy.  This SAB states that the staff believes that the subsidiary's separate financial statements should reflect the new basis of accounting for acquired assets or liabilities.  Therefore it would be improper to net such Underwriters liabilities against the corresponding PHYH assets.

Finally, consolidation is an accounting concept that does not remove the legal rights and obligations of the individual legal entities being consolidated.  Therefore we concluded that PHYH did indeed acquire the assets in question ($100,000 and $130,136) and Underwriters did indeed have obligations ($100,000 and $130,136) at the date we acquired the additional 42.5% of Underwriters.

34.
Please reconcile the assets included purchase price allocation disclosed on page F26 with the liabilities included in the goodwill calculation disclosed on page F-27. Also the purchase of Underwriters' stock, net of cash received, disclosed on page F-40 appears to be inconsistent with the amount disclosed on page F-27, Please tell us why the amounts are different and revise your disclosure to eliminate all inconsistencies.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 12	July 13, 2010

Response to Comment 34:

The following is the reconciliation requested between page F-26 and F-27 (previously), which are now pages F- 33 and F-34:

			Liabilities
			Included in
	Assets	Assigned	Goodwill
	Allocated	Fair Value	Calculation
	(Page F-33)		(Page F-34)

Accrued interest guaranteed-surplus note	$104,333	$104,333
Accrued interest-start-up loan	25,824	25,824
Total Underwriter accrued interest due to PHMG equity partner prior to the transaction	130,157	130,157	130,157
Start-up loan	100,000	100,000	100,000
Total start-up loan and accrued interest payable by Underwriters	230,157	230,157	230,157
Other accrued expenses			106
Underwriter liabilities owed to PHYH eliminated in consolidations			265,600
Surplus note (Including $45,707 accrued interest)	$645,707	$359,631
Underwriters common stock	$212	$212
	$876,076	$590,000	$495,863

The following is the compuation of the net cash received from the purchase of Underwriters' common stock:

Cash held by Underwriters at February 27, 2009	$9,043
Less: cash paid to Equity Partner for 42.5% of Underwriter common stock	(212)
Net cash received from purchase of Underwriters' common stock	$8,831

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 13	July 13, 2010

Phyhealth Underwriters, Inc.
Financial Statements, page F-41
Note 3.   Memorandum of Understanding and Subsequent Addendum. Page F-50

35.
Please expand your disclosure to clarify the amount and type of each receivable/payable recorded as due from or due to related parties at December 31, 2008. Please provide us with a schedule of the activity in these accounts from January 1, 2009 to February 27, 2009 that agrees with the amounts disclosed on page F-27.

Response to Comment 35:

The Phyhealth Underwriter, Inc. Note 3 has been expanded to clarify the amount and type of each receivable/payable recorded as due from or due to reated parties at December 31, 2008.  The following is the activity in these accounts from January 1, 2009 to February 27, 2009.  These amount also tie to the computation of goodwill disclosures under note 2 in the PHYH December 31, 2009 finanacial statements:

	12/31/2008	New	2/27/2009
	Balance	Activity	Balance
Due from Physhield
Interest Guarantee	$208,138	$9,483	$217,621
Expense allocation	262,732	2,868	265,600
	$470,870	$12,351	$483,221

Due to:
PHYH- Expense alloc.	$262,732	$2,868	$265,600
Atlas - start-up loan	100,000		100,000
Atlas - Interest payable	120,780	9,483	130,263
	$483,512	$12,351	$495,863

Pro Forma Consolidated Financial Information, page F-54

Pro Forma Consolidated Balance Sheet at December 31, 2009, page

36.
Total pro forma assets do not agree with total pro forma liabilities and equity. It appears that the line item non-marketable equity securities should be included in the pro forma balance sheet of Phyhealth. Please revise.

Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Page 14	July 13, 2010

Response to Comment 36:  The Pro forma was updated as of March 31, 2010 and the pro forma assets agree to the total of the pro forma liabilities and equity.

Exhibits. page 60

37.	Please file a copy of your agreement with Palumbo & Associates as an exhibit to this filing.

Response to Comment 37: The Palumbo Agreement is attached as Exhibit 10.22

38.	Please file the agreement to purchase stock of Underwriters and certain assets of the joint venture partner for 5590,000 as an exhibit to this filing.

Response to Comment 38: The Underwriters Agreement is attached as Exhibit 10.23.

Signatures. page 62

39.	We note our prior comment 66 and reissue the comment. Please include the signature of your controller or principal accounting officer,

Response to Comment 39: The requested signature revisions have been incorporated.
___________

To facilitate your review, we will send via messenger, as indicated above, two marked and unmarked copies of these materials.  Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before August 3, 2010.  We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.  Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the staff.

Sincerely,
/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.